May 10, 2005

By U.S. mail and facsimile to (414) 524-2077

Stephen A. Roell, CFO
Johnson Controls, Inc.
5757 N. Green Bay Avenue
Milwaukee, WI 53201

      Re:	Johnson Controls, Inc.
      Form 10-K for the year ended September 30, 2004
      File No. 1-5097

Dear Mr. Roell:

      We have reviewed your response letter dated April 20, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Prior Comment 1
1.	In the amended 10-K, please clarify the "Pre-Production
Costs"
accounting policy disclosure on page 33 of your Annual Report. Identify the account(s) that are impacted when you determine that "reimbursement from the customer is contractually guaranteed". Based on our discussions and the disclosure in Note 15, it appears that you increase cash and decrease R&D expense. If another asset account is impacted then please identify the account, quantify the account amount at each Balance Sheet date, and disclose the method and time period used to relieve the asset.

Prior Comment 3
2.	It appears that the five business units we previously
identified
are operating segments as contemplated by paragraph 10 of SFAS
131.
In this regard, we note that discrete financial information about these five units is contained in management reports that are regularly reviewed by both the CODM and the Board of Directors. Paragraph 12 of SFAS 131 describes the CODM as a function that involves both an assessment of operating performance and an allocation of corporate resources. This appears analogous to an isolation of positive and negative performance trends and development of improvement actions. Further, it appears that the management reports contain data that is integral to the discussion of resource allocations that the CODM regularly has with the other executives. Consequently, absent an ability to aggregate, it appears that the segment data contained in your September 30, 2004 10-K does not fully comply with SFAS 131. Please amend the 10-K to provide the disclosures outlined in paragraph 25 of SFAS 131 for each of the reportable segments.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR as a correspondence file. We may raise additional comments after we review your responses.

      You may contact Jenn Li at (202) 942-1956, Al Pavot at (202) 942-1764 or me at (202) 942-1798 if you have questions regarding these comments.


							Sincerely,



							Nili Shah
							Branch Chief
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Mr. Stephen A. Roell
May 10, 2005
Page 2 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE